

Mail Stop 3561

October 29, 2015

Tao Wang
Chief Executive Officer
Sleepaid Holding Co.
Rm 10 1/F Wellborne Commercial Centre
8 Java Road
North Point, Hong Kong

> **Re:     Sleepaid Holding Co.**
> **Amendment No. 3 to Form 10-12G**
> **Filed October 16, 2015**
> **File No. 000-55446**

Dear Mr. Wang:

    We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our October 2, 2015 letter.

Item 1. Business

Business, page 3

1.    We note your response to comment 1 and your statement that "the company does not anticipate further stores being opened in the near future" and "the development of the e-commerce platform has been put on hold."  Accordingly, please revise and update your disclosure where appropriate, including in your Market and Competitive Profile section beginning on page 5, to ensure that your registration statement fully and accurately reflects your current strategic plans.

Notes to Consolidated Financial Statements, page 46

Note 2. Summary of Significant Accounting Policies

Warranties

2.     We note your response to comment 7; however, you have not fully complied with our comment.  As previously requested, please confirm our understanding, if true, that you are the legal obligor for the warranties that you issue to your customers.  Please confirm our understanding, if true, that you assessed the liability for your warranty obligation under ASC 460-10-25 and concluded that while it is probable that your customers will make warranty claims, the likelihood that you would not recover all warranty costs from the manufacturers is remote, and therefore the accrual and associated expense recognized in your financial statements for your warranty obligations is zero.  If any part of our understanding is incorrect, explain this to us in detail, and we may have further comments after reviewing your response.  Alternatively, if our understanding is correct, please revise your footnote to provide your accounting policy concerning warranties.  Please note that the disclosures specified in ASC 460-10-50-8(a) and (b) are required even if you believe the likelihood that you would not recover all warranty costs from your manufacturers is remote.

(l) Accounts Receivable, page 55

3.     We note your response to comment 8; however, you have not fully complied with our comment.  As previously requested, please revise this footnote to better explain the circumstances that give rise to your trade receivables given the disclosure elsewhere in your filing that sales to your customers are typically on a cash basis.

Consolidated Statement of Income and Comprehensive Income for the Three Months Ended March 31, 2015 and 2014 (Unaudited), page 64

4.     We note you made revisions to net revenues and cost of revenues from your previously issued financial statements.  Please tell us in detail the facts and circumstances related to this revision, whether this was an error in the previously issued financial statements and how you complied with the disclosure requirements of ASC 250-10-50-7.  Additionally, please clearly label the revised period of your consolidated statement of income and comprehensive income "as restated."  We may have further comments.

Tao Wang
Sleepaid Holding Co.
October 29, 2015
Page 3

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters.  Please contact Courtney Haseley, Staff Attorney, at (202) 551-7689, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc:    Claudia McDowell
       McDowell Odom LLP